December 20, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds, Assistant Director
David Link Ronald E. Alper

Re:	Gentiva Health Services, Inc.

Registration Statement on Form S-3

Filed November 7, 2013

File No. 333-192154

Registration Statement on Form S-3

Filed November 15, 2013

File No. 333-192356

Dear Messrs. Reynolds, Alper and Link:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Gentiva Health Services, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statements and declare such Registration Statements effective as of 4:00 pm EST, on December 26, 2013, or as soon thereafter as practicable. The Company also requests that the Commission specifically confirm such effective date and time to the Company and its counsel.

In connection with the acceleration request, the Company hereby acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please contact me at (770) 951-6450.

Very truly yours,

/s/ John N. Camperlengo

John N. Camperlengo
Senior Vice President, General Counsel and Secretary